SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 205-49

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of February 2003

Smedvig asa

Finnestadveien 28, 4001 Stavanger, Norway

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☑    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.

SMEDVIG ASA

February 28, 2003	By:	/s/ ALF C. THORKILDSEN
Alf C. Thorkildsen
Chief Financial Officer

NEWS RELEASE

Contact:

Mr Alf C Thorkildsen, Chief Financial Officer

Mr Jim Dåtland, Investor Relations

(tel. 47 51 50 99 19)

Smedvig asa

For immediate release

Smedvig 2002 results

Stavanger, Norway (February 17, 2003) — Smedvig reports preliminary consolidated operating profit for 2002 of NOK 413 million as compared to NOK 996 million in the previous year. The result was impacted by a significant reduction in the average dayrate and utilization of the mobile units however offset by record results for the tender rig operations. Operating profit for the fourth quarter amounted to NOK 52 million as compared to NOK 48 million in the previous quarter.

Net financial expenses for the year were NOK 169 million as compared to NOK 545 million in the previous year. The decline was mainly attributable to a significant reduction in interest expenses. For the fourth quarter, net financial expenses amounted to NOK 75 million.

Consolidated net loss for the year was NOK 802 million as compared to net income of NOK 1068 million in 2001. The loss was impacted by a write-down of the book value of West Navion by NOK 1313 million, offset by a gain of NOK 351 million from the sale of West Vanguard in the fourth quarter. The write-down was triggered by the implementation of a new Norwegian Accounting Standard for impairment of assets. Net loss for the fourth quarter was therefore NOK 1030 million as compared to net income of NOK 1 million for the previous quarter.

In 2002, the Company generated a cash flow of NOK 974 million, down from NOK 1484 million in 2001. For the fourth quarter the cash flow, including the sale of West Vanguard, amounted to NOK 428 million, up from NOK 66 million in the previous quarter.

Cash flow per share for the year amounted to NOK 11.85, down from NOK 17.99 in 2001. Earnings per share were minus NOK 9.74 in 2002 as compared to NOK 12.97 in 2001.

The Board proposes a dividend of NOK 1.00 per share for 2002, down from NOK 1.50 in 2001.

The Mobile Units incurred an operating loss of NOK 87 million for the year as compared to an operating profit of NOK 650 million in 2001. The decrease was attributable to a substantial decline in average dayrate and utilization for the drilling units as well as additional costs in connection with short yard-stays for three units during the year. The utilization rate for the mobile units averaged approximately 76 percent in 2002 as compared to 94 percent in 2001. For the fourth quarter the operating loss was NOK 62 million as compared to an operating loss of NOK 73 million in the previous quarter.

Operating profit from Tender Rigs for the year amounted to NOK 443 million as compared to NOK 342 million in 2001. The result is the best ever for this division. The substantial increase was primarily due to a full year operation of the newest unit West Alliance and a 99 percent utilization of the total tender rig fleet as compared to 89 percent in 2001. For the fourth quarter operating profit amounted to NOK 95 million as compared to NOK 111 million in the previous quarter.

Operating profit from Platform Drilling for the year amounted to NOK 63 million as compared to NOK 50 million in 2001. The increase was due to higher overall activity. For the fourth quarter operating profit amounted to NOK 19 million as compared to NOK 12 million in the previous quarter.

“The operating result for 2002 is largely caused by soft markets for mobile units, in particular in the North Sea. However, the strong operating profit from the tender rigs reflects Smedvig’s solid market position in one of the fastest growing energy markets in the world. At the beginning of 2003, Smedvig had an average contract backlog of eight months for the mobile units and 26 months for the tender rigs. This contract situation is favorable in today’s climate, given the strong balance sheet, however, the outlook remains challenging,” says Kjell E. Jacobsen, Chief Executive Officer of Smedvig asa.

Smedvig asa is an offshore drilling contractor headquartered in Stavanger, Norway. The company provides drilling and well services in the North Atlantic and Southeast Asia. Smedvig’s main activities are divided into mobile units, tender rigs and platform drilling. Smedvig has a fleet of three modern drilling rigs, one drillship and nine tender rigs. The company holds contracts for production drilling, well services and maintenance on fixed installations.

A telephone conference regarding Smedvig’s preliminary results will be arranged Monday February 17, at 11:00 a.m. New York time, 5:00 p.m. Norwegian time. Call-in numbers are: US (800) 230 1074, Norway and Europe (612) 288 0329. Replays are available from February 17, 02:30 p.m. (NY) until February 24, 11:59 p.m. at (800) 475 6701 (US), (320) 365 3844 (Europe), access code 673675.

This press statement includes forward-looking statements under the Safe Harbor provisions of the Private Securities Litigation Reform Act of 1995. Actual performance could differ materially from that anticipated in the forward-looking comments, as a result of risks, uncertainties and other factors, as set forth in the annual report on Form 20-F dated June 10, 2002. A copy of the Form 20-F is available upon request from the Company or on our web-site www.smedvig.no.

Smedvig asa

P.O. Box 110, 4001 Stavanger

Phone: +47 51 50 99 00

Fax: +47 51 50 96 88

Web site: www.smedvig.no

E-mail: smedvig@smedvig.no

Pressrelease to NYSE dated 21.02.2003

SMVA/SMVB — Trading Announcement

On February 20, 2003, Smedvig asa acquired 700,000 Smedvig Class A shares and 300,000 Smedvig Class B shares. This repurchase of shares is in accordance with the authorization given by the Annual General Meeting on April 24, 2002. The shares have been bought on the Oslo Stock Exchange at an average price of NOK 30.75 per share for the Class A shares and NOK 26.40 per share for the Class B shares. After these repurchases Smedvig asa owns a total of 700,000 of its own Class A shares and 1,091,000 of its own Class B shares.

Pressrelease to NYSE dated 26 February 2003

SMVA — Trading announcement

Please be informed that Board member and primary insider Andrew C Salvesen and related parties on February 25, 2003 purchased 84,000 Class A shares in Smedvig asa at a strike price of NOK 30.74 per share. After the transaction, Andrew C Salvesen and related parties’ holdings totals 154,000 Class A-shares and 0 Class B-shares.

Smedvig

Income statement

Unaudited accounts in NOK mill	3Q02	4Q02	2002	4Q01	2001
Revenues
Revenues	814	807	3,354	1,002	3,816

Total revenues	814	807	3,354	1,002	3,816

Operating expenses
Personnel expenses	(392)	(387)	(1,465)	(368)	(1,362)
Operating expenses	(266)	(262)	(1,025)	(292)	(994)
Depreciation	(108)	(106)	(451)	(116)	(464)

Total operating expenses	(766)	(755)	(2,941)	(776)	(2,820)

Operating profit	48	52	413	226	996

Interest income	6	7	28	17	62
Interest expense	(56)	(60)	(224)	(81)	(471)
Other financial items	5	(22)	27	(4)	(136)

Net financial items	(45)	(75)	(169)	(68)	(545)

Income (loss) before other items	3	(23)	244	158	451

Other items
Write-down and gain on sale of asset	0	(962)	(962)	0	721

Income (loss) before income taxes	3	(985)	(718)	158	1,172

Income taxes	(2)	(45)	(84)	(14)	(104)

Net income (loss)	1	(1,030)	(802)	144	1,068

Earnings per share	0.01	(12.54)	(9.74)	1.76	12.97

Mobile Units Division

NOK million	3Q02	4Q02	4Q01	2002	2001
Revenues	331	333	523	1,423	2,184
Operating expenses	(326)	(318)	(329)	(1,187)	(1,180)
Depreciation	(78)	(77)	(83)	(323)	(354)

Operating profit	(73)	(62)	111	(87)	650

Cash flow	15	27	205	280	1,056

Excluding gains on sale of asset
Tender Rigs Division
NOK million	3Q02	4Q02	4Q01	2002	2001
Revenues	257	241	272	1,076	900
Operating expenses	(120)	(121)	(138)	(523)	(466)
Depreciation	(26)	(25)	(28)	(110)	(92)

Operating profit	111	95	106	443	342

Cash flow	146	127	141	586	458

Excluding gains on sale of assets
Platform Drilling Division
NOK million	3Q02	4Q02	4Q01	2002	2001
Revenues	226	233	207	855	732
Operating expenses	(210)	(210)	(188)	(774)	(664)
Depreciation	(4)	(4)	(5)	(18)	(18)

Operating profit	12	19	14	63	50

Cash flow	16	23	19	81	68

Excluding gains on sale of assets

Smedvig

Balance sheet

Unaudited accounts in NOK million	12/31/2002	12/31/2001
Long-term assets
Intangible fixed assets	0	125
Mobile units and tender rigs	5,283	8,142
Other tangible assets	295	415
Financial fixed assets	253	173

Total long-term assets	5,831	8,855

Current assets
Receivables	1,105	1,032
Short-term investments	10	134
Cash and cash equivalents	616	930

Total current assets	1,731	2,096

Total assets	7,562	10,951

Shareholders’ equity
Paid-in capital	2,556	2,556
Retained earnings	805	2,512

Total shareholders’ equity	3,361	5,068

Liabilities
Provisions	255	128
Long-term interest bearing debt	2,805	4,564
Current liabilities	1,141	1,191

Total liabilities	4,201	5,883

Total shareholders’ equity and liabilities	7,562	10,951